Mail Stop 4561

October 28, 2008

David Schaeffer
Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W
Washington, D.C. 20007

> **Re:** **Cogent Communications Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on February 27, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **Filed on August 8, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on March 10, 2008**
> **File No. 001-31227**

Dear Mr. Schaeffer:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Finance Condition and Results of Operations

General Overview, page 23

1.   Please tell us the extent to which you use traffic volume as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully

to understanding and evaluating your company. If so, tell us what consideration you gave to discussing traffic volume in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 24

2.   We note from your disclosures on page 26 that your network operations expense and gross profit margins discussed in your MD&A are shown exclusive of any related depreciation and amortization expense. While we believe that your presentation of network operations expense on the face of the consolidated statements of operations, that excludes a subtotal for gross margins, are consistent with the guidance in SAB Topic 11B, your discussion and analysis of gross margins within MD&A that excludes depreciation and amortization are not appropriate. That is, when gross margin amounts are presented, they should include all cost of revenues. Your current presentation is acceptable only in instances where gross margins are not disclosed. For each year presented tell us the amount of depreciation and amortization that should be allocated to network operations expense and included in the determination of the gross margin.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9. Stock option and Award Plan, page 63

3.   We note that several of the disclosures required by paragraph A240 of SFAS 123(R) seem to be missing from this footnote. For instance, the disclosures do not include the total intrinsic value of options exercised or the total fair value of shares vested for each period an income statement is provided. In addition, the disclosure should include a description of the significant assumptions utilized along with the methods used to develop those assumptions. See paragraph A240(e) of SFAS 123(R).

Form 10-Q filed for the quarterly period ended June 30, 2008

Financial Statements

Notes to Interim Condensed Consolidated Financial Statements

Note 2. Property and Equipment, page 8

4.   Your disclosures indicate that during the first quarter of 2008, you identified and corrected the cumulative effect of certain immaterial errors in your accounting for IRU assets and capital leases that affected certain prior periods. Please further clarify how the correction of these errors impacted certain prior periods and the interim period ended

March 31, 2008. In this respect, provide us with the corrective journal entries made during each period and explain the nature of each adjustment.

<u>Definitive Proxy Statement</u>

<u>Compensation Discussion and Analysis, page 9</u>

As you may be aware, the Division of Corporation Finance has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at: <u>http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm</u>, may be helpful as you review the comments set forth below and draft future versions of your executive compensation and other related disclosure.

<u>General</u>

5.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007. For example, we note minimal discussion and analysis of how the Committee determined specific awards of options and restricted stock. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

6.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

7.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive

officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Schaeffer's equity awards granted in fiscal 2007. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

8.   You state that the compensation determinations by the compensation committee result in "general guidelines" for use by the CEO in determining compensation for the other named executive officers. You should disclose the guidelines established for 2007. Similarly, you should disclose the target levels with respect to the specific performance-related factors you identify, namely cash flow, EBITDA, and revenue. If you are relying on Instruction 4 to Item 402(b) to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

9.   You provide minimal discussion and analysis of the effect of individual performance on awards of options and restricted stock. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee and/or the Board of Directors considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

10.   Future filings should elaborate on the role of Mr. Schaeffer in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings.

Employment Agreements and Other Potential Post-Employment Payments, page 14

11.   Where appropriate, please describe and explain how the appropriate payment levels are determined under the various circumstances that trigger payments under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Transactions, page 21

12.   Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. Examples of such features may include, in given cases, among other things: (i) the types of transactions that are covered by such policies and procedures; (ii) the standards to be applied pursuant to such policies and procedures; (iii) the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures; and (iv) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 13 of Form 10-K and Item 404(b) of Regulation S-K.

13.   You should disclose the approximate dollar value of the amount of Mr. Schaeffer's interest in your headquarters lease. See Item 404(a)(4) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief